                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940


/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person

   Kelly    Kim      D.
   (Last)  (First)  (Middle)

 c/o Insight Communications Company, Inc.
 810 7th Avenue
   (Street)


 New York  NY    10019
   (City)  (State)  (Zip)


2. Issuer Name and Ticker or Trading Symbol

 Insight Communications Company, Inc. (ICCI)

3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Statement for Month/Year

   November, 2001

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            / / 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

         Executive Vice President, Chief Operating and Financial Officer
         ---------------------------------------------------------------

7. Individual or Joint/Group Reporting (Check Applicable Line)

   Individual

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.




                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------
Class B Common Stock(1)                     1-for-1     11/12/01     S                             5,000       Immed.      None
Class B Common Stock(1)                     1-for-1     11/13/01     S                            10,000       Immed.      None
Class B Common Stock(1)                     1-for-1     11/14/01     S                             5,000       Immed.      None
Class B Common Stock(1)                     1-for-1     11/23/01     S                             5,000       Immed.      None
Class B Common Stock(1)                     1-for-1     11/27/01     S                            10,000       Immed.      None
Class B Common Stock(1)                     1-for-1     11/28/01     S                            10,000       Immed.      None
Class B Common Stock(1)                     1-for-1     11/29/01     S                             5,000       Immed.      None




                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------

Class B Common Stock (1)       Class A Common Stock           5,000        $17.98
Class B Common Stock (1)       Class A Common Stock          10,000        $17.95
Class B Common Stock (1)       Class A Common Stock           5,000        $17.98
Class B Common Stock (1)       Class A Common Stock           5,000        $18.455
Class B Common Stock (1)       Class A Common Stock          10,000        $18.73
Class B Common Stock (1)       Class A Common Stock          10,000        $18.705
Class B Common Stock (1)       Class A Common Stock           5,000        $18.455       788,420             D



Explanation of Responses:


(1) Each share of Class B Common Stock is convertible into one share of Class A Common Stock upon the occurrence of certain events that are specified in the Issuer's Restated Certificate of Incorporation, including upon any transfer to a person not a member of a defined "Management Group".

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                 /s/ Kim D. Kelly             December 10, 2001
                              -----------------------------   -----------------
                              Signature of Reporting Person          Date